Richard Xu
65 Broadway, Suite 501, New York, New York 10006

March 23, 2009

To the Board of Directors
SinoCubate, Inc.
65 Broadway, Suite 501
New York, New York 10006

Attn: Tom Simeo

Re: Resignation as Director and Officer

Dear Tom,

This letter represents my resignation as a member of the Board of Directors and as the President, Treasurer and Secretary of the SinoCubate, Inc.

There are no disagreements between me and SinoCubate with respect to corporate or operation policies and practices.

I have valued my association with the Board of Directors, management and SinoCubate during the period I served as an officer and director.

My resignation is effective immediately.

Sincerely,

Richard Xu